SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         Regeneron Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   75886F 10 7
                                 (CUSIP Number)

                                Terry L. Overbey
                          The Procter & Gamble Company
                           One Procter & Gamble Plaza
                            Cincinnati, OH 45202-3315
                                 (513) 983-4463
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 75886F 10 7

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1) Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above
Persons

         The Procter & Gamble Company
         Identification Number 31-0411980


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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) Not applicable

   (b) Not applicable


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3) SEC Use Only


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4) Source of Funds (See Instructions):               WC


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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d):

   Not applicable


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6) Citizenship or Place of Organization


Number of         (7) Sole Voting Power              6,600,000
Shares Bene-      -------------------------------------------------------
ficially          (8) Shared Voting Power            0
Owned by          -------------------------------------------------------
Each Report-      (9) Sole Dispositive Power         6,600,000
ing Person        -------------------------------------------------------
With              (10) Shared Dispositive Power      0

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

         6,600,000
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

         Not applicable
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13) Percent of Class Represented by Amount in Row (11)        23.6%



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14) Type of Reporting Person (See Instructions)               CO


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Item 1.  Security and Issuer:

         Security:  Common Stock
         Issuer:    Regeneron Pharmaceuticals, Inc.
                    777 Old Saw Mill Road
                    Tarrytown, NY 10591


Item 2.  Identity and Background:

         Name:  The Procter & Gamble Company
         State of Incorporation:  Ohio
         Principal Business:  Manufacture and Marketing of
                              consumer products
         Address of Principal Business:  One Procter & Gamble Plaza
                                         Cincinnati, Ohio 45202

         (a) Not applicable
         (b) Not applicable
         (c) Not applicable
         (d) No
         (e) No


Item 3.  Source and Amount of Funds or other consideration.

         Working Capital.


Item 4.  Purpose of Transaction - General Investment

         (a) Reporting Person has five year warrants to purchase up to 1,450,000 additional shares of common stock. These 1,450,000 shares are included in the number of shares beneficially owned (6,600,000). Under the terms of the Securities Purchase Agreement, dated as of May 13, 1997 (included as part of Item 7), Issuer can require Reporting Person to purchase additional securities from Issuer. Otherwise, Reporting Person has no plans to acquire additional securities from Issuer.
         (b) None
         (c) None
         (d) None
         (e) None
         (f) None
         (g) None


Item 5.  Interest in Securities of the Issuer

         (a) 6,600,000 shares (23.6%) of common stock

         (b) Sole Voting Power:  6,600,000 shares
             Shared Voting Power:  0 shares
             Sole Dispositive Power:  6,600,000 shares
             Shared Dispositive Power:  0 shares

         (c) None

         (d) Not applicable

         (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See item 4(a) above.


Item 7.  Material to be Filed as Exhibits

         The following documents are between Issuer and Reporting Person.

         1.  Securities Purchase Agreement, dated as of May 13, 1997
         2.  Warrant Agreement, dated as of May 13, 1997
         3.  Registration Rights Agreement, dated as of May 13, 1997

         The following documents are between Issuer and Procter & Gamble Pharmaceuticals, Inc., a wholly-owned subsidiary of Reporting Person.

         1.  Stock Purchase Agreement, dated as of December 11, 1996
         2.  Registration Rights Agreement, dated as of December 11, 1996


                                    SIGNATURE


                                    After reasonable inquiry and
                                    to the best of my knowledge
                                    and belief, I certify that
                                    the information set forth in
                                    this statement is true,
                                    complete and correct.


                                    June 27, 1997
                                    ------------------------------------
                                    (Date)


                                    /s/LINDA D. ROHRER
                                    ------------------------------------
                                    (Signature)


                                    Linda D. Rohrer, Assistant Secretary
                                    ------------------------------------
                                    (Name/Title)



                                 EXHIBIT INDEX

                                                               Sequential
Exhibit No.          Description of Document                   Page Number
-----------          -----------------------                   -----------

 99.1                Securities Purchase Agreement
                     between Issuer and Reporting Person,
                     dated as of May 13, 1997

 99.2                Warrant Agreement
                     between Issuer and Reporting Person,
                     dated as of May 13, 1997

 99.3                Registration Rights Agreement 1997
                     between Issuer and Reporting Person,
                     dated as of May 13, 1997

 99.4                Stock Purchase Agreement
                     between Issuer and Procter & Gamble
                     Pharmaceuticals, Inc., a wholly-owned
                     subsidiary of Reporting Person,
                     dated as of December 11, 1996

 99.5                Registration Rights Agreement 1996
                     between Issuer and Procter & Gamble
                     Pharmaceuticals, Inc., a wholly-owned
                     subsidiary of Reporting Person,
                     dated as of December 11, 1996